SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of May, 2008

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FINANCIAL INFORMATION

FIRST QUARTER 2008

Ratios (%)	1Q08	4Q07	1Q07	Performance
Unibanco’s net income reached R$741 million in 1Q08, up 27.5% when compared to 1Q07. In the same period, operating income was R$1,133 million, up 21.3% from 1Q07. Annualized return on average equity (ROAE) reached 27.0% in 1Q08.

Highlights – Balance Sheet
Unibanco’s total assets reached R$156.2 billion, up 35.6% when compared to March 31, 2007. This evolution is explained mainly by the R$19.2 billion increase in total loans, mostly in payroll loans, auto loans, credit cards and Small and Medium Enterprises (SME) portfolio.
The loan portfolio increased 7.7% in the quarter, reaching  R$66,153 million in March 2008. In the past 12 months, Unibanco’s total loans increased 40.7%, higher than the Brazilian Financial System (31.1%). Retail portfolio increased 49.0% in 12 months, with highlight for growth in auto loans, 94.6%, SME, 49.6%, own portfolio of payroll loans, 42.8%, and credit cards, 39.2%. Wholesale portfolio grew 29.3% in the last 12 months, as a result of the increasing demand from companies in this sector for funds in the Brazilian market, mainly due to the lower liquidity in the international market.

Unibanco’s risk management policy, along with the increase in lower risk portfolios, has provided a continuous asset quality improvement, reflected in the decreasing ratio of non performing loans (credits overdue by 60 days or longer that do not accrue interests) over total loans, as shown in the graph below:

Annualized ROAE	27.0	31.4	25.1
Annualized ROAE before non recurring events	27.0	26.8	25.1
Annualized ROAA	2.0	2.4	2.1
Annualized ROAA before non recurring events	2.0	2.0	2.1
Efficiency ratio	45.3	49.3	48.6
Cost to average assets ratio	3.8	4.2	5.0
BIS ratio	14.4	14.7	13.3
Earnings per share (R$)	0.27	0.30	0.21
Earnings per share before non recurring events (R$)	0.27	0.26	0.21
Book value per outstanding share (R$)	4.37	4.24	3.67

Income Statement (R$ million)	1Q08	4Q07	1Q07

Profit from financial intermediation before provision (a)	2,840	2,819	2,407
Provision for loan losses (b)	(630)	(526)	(524)
Profit from financial intermediation (a+b)	2,210	2,293	1,883
Fees from services rendered	914	936	836
Personnel and administrative expenses	(1,454)	(1,505)	(1,364)
Other operating income (expenses)	(537)	(633)	(421)
Operating income before non recurring events	1,133	1,091	934
Recurring net income	741	715	581
Non recurring events	-	112	-
Net income	741	827	581

Balance Sheet (R$ million)	Mar-08	Dec-07	Mar-07

Loan portfolio	66,153	61,435	47,001
Total assets	156,211	149,597	115,173
Total deposits + debentures	62,001	61,328	45,938
Stockholders' equity	12,209	11,837	10,286
Assets under management	62,469	54,935	45,606

Investor Relations | 1Q08	1

Financial Margin (R$ million)	1Q08	4Q07	1Q07	Highlights – Results
Financial margin (A)	2,840	2,819	2,407

The financial margin before provision for loan losses was R$2,840 million in 1Q08, up 18.0% from the same period last year, and surpassing the amount in 4Q07. This evolution is mostly explained by a higher credit volume.
Unibanco’s total personnel and administrative expenses posted a 3.4% decrease in 1Q08 from 4Q07, mainly due to the seasonal effects in the period. Considering companies under Unibanco’s direct management, personnel and administrative expenses increased 7.5% when compared to 1Q07, largely due to the Retail business expansion, and the wage increase. As a consequence of operational efficiency management, the efficiency ratio reached 45.3% in 1Q08 vis-à-vis 48.6% verified in 1Q07, a 330 b.p. improvement. In the same period, the cost to average assets ratio also favorably decreased from 5.0% to 3.8%.

Investment Banking
Unibanco announced the new Investment Banking structure, which will handle origination, structuring, distribution, and research. The new structure will enlist two new executives: Eleazar de Carvalho Filho, who will head the business unit, and Eduardo Gentil, both with extensive experience in the Brazilian and international financial sectors.
Stocks
Unibanco’s market capitalization, based on the Unit closing quotation of R$25.12, on May 7, 2008, is R$35.1 billion.
Awards
Unibanco’s investor relations website was awarded, for the eighth consecutive year, as Top 5 IR Websites in Latin America Considering the global ranking of Banking and Financial Services websites, Unibanco maintained the second position in the ranking.
Ratings
Recently, Standard & Poor's upgraded the long-term foreign-currency rating of Unibanco to investment grade.
IIA Certification
Recently, Unibanco’s Internal Auditing received the Quality Assessment Certification from the Institute of Internal Auditors (IIA), entity represented in Brazil by the Brazilian Institute of Internal Auditors (AUDIBRA). Unibanco was the first Brazilian company to have its Internal Auditing certified with the IIA Quality Assessment.
Sustainability
Unibanco and IFC (International Finance Corporation) signed an agreement to establish a line of credit of US$75 million to help develop Unibanco’s clients’ sustainability-oriented business activities. The project is the first sustainability- related transaction with a domestic-owned bank in Brazil.

Financial margin after provision for loan losses (B)	2,210	2,293	1,883
Total average assets (-) average permanent assets (C)	150,442	139,382	106,929
Annualized financial margin before provision for loan losses (%) (A/C)	7.8%	8.3%	9.3%
Annualized financial margin after provision for loan losses (%) (B/C)	6.0%	6.7%	7.2%

Unibanco – União de Bancos Brasileiros S.A. Av. Nações Unidas, 8,501 – 13rd floor Brazil, São Paulo, SP 05425-070 Phone: (55 11) 3905-1980 E-mail: investor.relations@unibanco.com

Investor Relations | 1Q08	2

Financial Information

• Performance	5
Highlights	6
Financial Margin	6
• Assets	7
Marketable Securities	7
Credit Operations	8
Allowance and Provisions for Loan Losses	10
Investments Abroad	13
• Funding and Assets under Management	14
• Foreign Exchange Exposure	15
• Capital Adequacy Ratios	16
• Revenue by Type of Business	17
• Fee Income	17
• Personnel and Administrative Expenses	18
Personnel Expenses	18
Other Administrative Expenses	18
• Efficiency	19
• Other Operating Income and Expenses	20

Investor Relations | 1Q08	3

Highlights for the Quarter

• Brazilian Economy	21
• Retail	22
SME	22
Consumer Credit Companies	22
Credit Card Companies	23
Consumer Finance Companies	23
• Wholesale and Investment Banking	24
• Insurance and Pension Plans	25
• Wealth Management	27
Unibanco Asset Management	27
Unibanco Private Bank	27
• Unibanco Holdings	28
• Corporate Governance	28
Stocks	28
Stock Exchange Indices	29
Stock Repurchase Program	29
Market Capitalization	29
Interest on Capital Stock and Dividends	29
Ratings	30
IIA Certification	30
Guidance	30
• Sustainability	31
IFC Credit Line	31
Quality in Assistance	31
Clients Committee	31
• Consolidated Balance Sheet	32
• Consolidated Income Statement	33

Investor Relations | 1Q08	4

Financial Information

Performance

Unibanco’s net income reached R$741 million in 1Q08, up 27.5% when compared to 1Q07. In the same period, the operating income was R$1,133 million, a 21.3% increase versus 1Q07.

Stockholders’ equity was R$12.2 billion on March 31, 2008, up 18.7% from March 2007. Annualized return on average equity (ROAE) reached 27.0% in 1Q08.

The table below illustrates the main performance indicators for the periods under analysis:

Profitability	1Q08	4Q07	1Q07
Net income (R$ million)	741	827	581
Recurring net income (R$ million)	741	715	581
Non recurring events (R$ million)	-	112	-
Operating income before non recurring events (R$ million)	1,133	1,091	934
Total assets (R$ million)	156,211	149,597	115,173
Stockholders' equity (R$ million)	12,209	11,837	10,286
ROAE (%)	27.0	31.4	25.1
ROAE before non recurring events (%)	27.0	26.8	25.1
ROAA (%)	2.0	2.4	2.1
ROAA before non recurring events (%)	2.0	2.0	2.1
Earnings per share (R$)	0.27	0.30	0.21
Earnings per share before non recurring events (R$)	0.27	0.26	0.21
Book value per outstanding share (R$)	4.37	4.24	3.67
Book value per Unit (R$) (1)	8.80	8.53	7.37

(1) Each Share Deposit Certificate ("UNIT") represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.

Investor Relations | 1Q08	5

Performance > Highlights

- Loan portfolio growth in 1Q08
• Mortgages: 13.8%
• Auto loans: 10.8%
• Small and medium enterprises (SME) loans: 7.5%
• Payroll loans (own origination): 6.7%
• Retail loan portfolio: 4.8%
• Wholesale loan portfolio: 12.6%
• Total loan portfolio: 7.7%

- Improvement in asset quality
• Better ratio of D to H portfolio over total loans, 4.5% vis-à-vis 6.2% in March 2007
• 103% D to H loan portfolio coverage and 131% E to H loan portfolio coverage.

Performance > Financial Margin

The financial margin before provision for loan losses was R$2,840 million in 1Q08, up 18.0% from the same period last year and surpassing the amount in 4Q07. This evolution is mostly explained by a higher credit volume.

The financial margin after provision for loan losses reached 6.0% in 1Q08. The provision for loan losses to gross financial margin ratio was 22.2% in 1Q08, compared to 21.8% in 1Q07.

			R$ million
Financial Margin	1Q08	4Q07	1Q07
Financial margin (A)	2,840	2,819	2,407
Provision for loan losses	(630)	(526)	(524)
Financial margin after provision for loan losses (B)	2,210	2,293	1,883

Total average assets (-) average permanent assets (C )	150,442	139,382	106,929

Annualized financial margin before provision for loan losses (%) (A/C )	7.8%	8.3%	9.3%
Annualized financial margin after provision for loan losses (%) (B/C )	6.0%	6.7%	7.2%

It is worth mentioning, in 1Q08, the lower financial margin from Treasury compared to 4Q07, as shown in the table below:

			R$ million
Treasury Gains	1Q08	4Q07	1Q07

Gross profit from financial intermediation (A)	2,840	2,819	2,407
Treasury gains (B)	128	223	126
Treasury gains / Gross profit from financial intermediation (B/A)	4.5%	7.9%	5.2%

Investor Relations | 1Q08	6

Assets

Unibanco’s total assets reached R$156.2 billion, a 35.6% annual increase. This evolution is explained mainly by the R$19.2 billion increase in total loans, mostly in payroll loans, auto loans, credit cards and SME. Annualized return on average assets (ROAA) was 2.0% in 1Q08.

The table below demonstrates the trend in asset growth:

Total Assets	Mar-08		Dec-07		Mar-07		Quarterly Change (%)	Annual Change (%)
	R$ million	Mix %	R$ million	Mix %	R$ million	Mix %
Loan portfolio	66,153	42%	61,435	41%	47,001	41%	7.7	40.7
Interbank investments	33,400	21%	37,672	25%	16,990	15%	-11.3	96.6
Marketable securities and financial derivatives instruments	31,881	20%	25,974	17%	26,648	23%	22.7	19.6
Compulsory deposits	6,638	4%	6,683	4%	5,186	5%	-0.7	28.0
Foreign exchange portfolio	3,589	2%	2,863	2%	7,494	7%	25.4	-52.1
Others	14,550	9%	14,970	10%	11,854	10%	-2.8	22.7

Total	156,211	100%	149,597	100%	115,173	100%	4.4	35.6

The compulsory deposits and other assets once again reduced its participation in the total assets.

Assets > Marketable Securities

The classification and accounting values for the marketable securities portfolio as of March 2008 is detailed in the table below:

				R$ million
		Securities Available for	Securities Held
	Trading Securities	Sale	to Maturity	Total
	(Market Value)	(Market Value)	(Amortized Cost)
Federal government	6,052	7,436	1,665	15,153
Foreign government	2,659	1,151	-	3,810
Brazilian sovereign debt	68	1,346	1,054	2,468
Corporate debt securities	449	2,961	4	3,414
Bank debt securities	812	755	17	1,584
Marketable equity securities	1,227	188	-	1,415
Mutual funds	554	18	-	572

Total	11,821	13,855	2,741	28,417
% of portfolio	42%	49%	10%	100%

The market value of marketable securities classified as held to maturity was R$3,082 million on March 31, 2008, with an unrealized gain of R$341 million with regard to their book value.

Changes in the marketable securities portfolio during the quarter were as follows:

R$ million
	Balance	Foreign
Change in Securities Portfolio	Dec-07	Exchange	Interests (1)	Maturity (2)	Purchases	Sales	Balance
	(cost)	Variation					Mar-08
Trading securities	10,636	(8)	379	(896)	29,869	(28,159)	11,821
Available for sale	10,825	44	116	(515)	4,940	(1,555)	13,855
Held to maturity	2,410	(15)	86	(132)	392	-	2,741

Total	23,871	22	582	(1,543)	35,201	(29,715)	28,417

(1)	Includes market value adjustment.
(2)	Interest payments and redemptions at maturity.

Investor Relations | 1Q08	7

Assets > Credit Operations

In the last 12 months, the Retail loan portfolio increased 49.0%, with highlight to the 94.6% growth in auto loans, 42.8% in payroll loans (own origination), 49.6% in SME and 39.2% in credit cards.

In 1Q08, the Retail portfolio reached R$40,711 million, influenced by a 10.8% increase in auto loans, 13.8% in mortgages and 7.5% in SME. The consumer credit companies portfolio, segment comprised of credit card operations and consumer finance companies, remained stable, despite the seasonality impact in the period.

The Wholesale loan portfolio grew 29.3% in the last 12 months and 12.6% in the quarter, despite the US dollar depreciation of 14.7% and 1.3% in the respective periods. Such evolution is a result of an increasing demand from large companies for funds in the local market, mainly due to the lower liquidity in the international market. The US dollar-denominated credit portfolio represents approximately 38% of the Wholesale loans.

The total loan portfolio increased 7.7% in the quarter, reaching R$66,153 million in March 2008. In the past 12 months, Unibanco’s total loans increased 40.7%, higher than the Brazilian Financial System (31.1%), especially in the individuals portfolio, with a 48.0% increase.

					R$ million
Balance of Loans by Business Segment	Mar-08	Dec-07	Mar-07	Quarterly	Annual
				Change (%)	Change (%)
Retail	40,711	38,835	27,330	4.8%	49.0%
Wholesale	25,442	22,600	19,671	12.6%	29.3%

Total	66,153	61,435	47,001	7.7%	40.7%

					R$ million
Balance of Loans by Client Type	Mar-08	Dec-07	Mar-07	Quarterly	Annual
				Change (%)	Change (%)
Individuals	27,108	26,149	18,319	3.7%	48.0%
Corporate	39,045	35,286	28,682	10.7%	36.1%

Total	66,153	61,435	47,001	7.7%	40.7%

				R$ million
Loan Portfolio Distribution as of March, 2008	Retail	Wholesale	Total	Mix (%)
Individuals	27,108	-	27,108	41.0%
Corporate	13,603	25,442	39,045	59.0%

Total	40,711	25,442	66,153	100.0%
Mix (%)	61.5%	38.5%	100.0%

					R$ million
Portfolio Highlights	Mar-08	Dec-07	Mar-07	Quarterly	Annual
				Change (%)	Change (%)

Payroll	4,879	4,958	2,461	-1.6%	98.3%
Own portfolio	1,779	1,668	1,246	6.7%	42.8%
Acquired portfolio	3,100	3,290	1,215	-5.8%	155.1%
Auto loans	9,749	8,800	5,009	10.8%	94.6%
Credit cards	6,887	6,875	4,947	0.2%	39.2%
Consumer finance companies	3,012	3,044	2,604	-1.1%	15.7%
Mortgages	1,931	1,697	1,545	13.8%	25.0%
Other retail loans (individuals)	4,980	4,746	4,525	4.9%	10.1%
SME	9,729	9,049	6,505	7.5%	49.6%
Large corporate	24,986	22,266	19,405	12.2%	28.8%
Total	66,153	61,435	47,001	7.7%	40.7%

Investor Relations | 1Q08	8

Loan portfolio mix by segment, as of March 31, 2008, is as follows:

The SME’s products portfolio comprises accounts receivable financing, overdraft, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners.

Payroll Loans

Payroll loans portfolio reached R$4,879 million, reporting a 98.3% growth when compared to March 2007. The payroll loans own portfolio grew 42.8% in the past 12 months. The distribution channels in this segment comprise dealers (including Fininvest), branch network and partnerships. Unibanco’s payroll loans mix distinguish from the market, with higher participation of loans to the private sector, segment with a higher growth perspective in Brazil.

Auto Financing

Unibanco operates nationwide in the auto financing segment and serves the car dealers network of all automobile manufacturers in the country. Auto loans grew 10.8% in the quarter and 94.6% in the past 12 months, reaching R$9,749 million on March 31, 2008. The following graph shows the loan portfolio evolution and the breakdown between new and used vehicles:

With a distinctive strategy in auto financing, focused in new vehicles, Unibanco is consistently increasing its market share in terms of financed units. In the new cars segment, Unibanco’s market share rose from 6.0% in 1Q07 to 8.5% in 1Q08.

Investor Relations | 1Q08	9

Home Financing

The mortgage loan portfolio totaled R$1.9 billion on March 31, 2008, up 25.0% in the past 12 months and 13.8% in the quarter, representing 18.2% of savings deposits and 2.9% of total loan portfolio. Unibanco increased its focus in Home Financing and intensified its relationship with homebuilders and brokers, in line with growth expectations for upcoming years in Brazil. (Please refer to the section: Highlights for the Quarter – Retail).

Assets > Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of March 2008 surpassed R$3 billion, or 4.6% of the total loan portfolio, as follows:

  R$1,229 million related to overdue credits, in compliance with Resolution 2,682;
  R$854 million for falling due credits, in compliance with Resolution 2,682;
  R$968 million based on percentages above those required by the regulatory authority, and significantly higher than the R$598 million registered in March 2007.

The total amount of R$968 million of additional allowance for loan losses, above the required by Resolution 2,682, represents 31.7% of total allowance for loan losses.

								R$ million
	Required		Cumulative	Minimum Allowance		Additional		Allowance
Classification	Provision	Total Risk	Distribution	Overdue	Falling Due	Allowance over	Total	over
	(%)	Portfolio	(%)	Installments	Installments	Res. 2682	Allowance	Portfolio (%)
AA	-	27,989	42.3	-	-	21	21	0.1
A	0.5	28,263	85.0	-	141	8	150	0.5
B	1.0	5,440	93.3	3	52	25	81	1.5
C	3.0	1,511	95.5	9	36	25	70	4.7
D	10.0	627	96.5	25	38	384	447	68.7
E	30.0	443	97.2	57	76	280	413	97.3
F	50.0	309	97.6	82	72	148	302	98.0
G	70.0	265	98.0	110	75	76	261	98.7
H	100.0	1,306	100.0	943	363	-	1,306	100.0
TOTAL		66,153		1,229	854	968	3,051
% of portfolio							4.6%

The Unibanco’s risk management policy, along with an increase in lower risk portfolios, allowed a continued improvement in the credit portfolio quality. In March 2008, the balance of credits rated as AA to C made up 95.5% of the total loan portfolio, up from 93.8% in March 2007, as illustrated in the following graph:

Investor Relations | 1Q08	10

The following graphs show the evolution of the credits rated E to H and D to H, and illustrate the loan portfolio quality improvement:

Allowance for loan losses over the credits rated E to H stood at 131% on March 31 2008, above the 116% verified in March 2007.

Allowance for loan losses as a percentage of overdue installments reached 134% on March 31, 2008, conveying the loan portfolio strength.

The non performing loans (credits overdue by 60 days or longer) improved from 5.1% of the total loan portfolio in March 2007 to 3.6% in March 2008. The total allowance for loan losses reached 126% of the non performing loans (past due and falling due credits) in March 2008, compared to 111% in March 2007, as illustrated in the following graphs:

The following table indicates the allowance for loan losses coverage ratio by business segment:

Loan Portfolio Coverage (1)	Mar-08	Dec-07	Mar-07

Consumer finance companies	15.5%	15.9%	17.7%
Credit cards	7.9%	7.4%	9.1%
Retail Bank - Individuals	7.7%	8.8%	8.2%
Auto financing	2.6%	2.6%	3.7%
SME	3.6%	3.8%	5.9%
Retail	5.7%	5.9%	7.7%
Wholesale	0.5%	0.7%	1.0%
Additional provision	1.2%	1.2%	1.0%
Unibanco consolidated	4.6%	4.9%	5.7%

(1)	Allowance for loan losses by segment/Loan portfolio by segment

The allowance for loan losses relative to total Wholesale loan portfolio was 0.5% in March 2008, down from 1.0% in March 2007. This reflects a reduction in the risk assigned to determined individual corporate clients, and settlements of some large corporate loans during the last 12 months. At the Retail segment, this ratio reached 5.7% in March 2008, in line with the better credit quality in certain portfolios of this segment.

Investor Relations | 1Q08	11

The table below shows the changes in the allowance for loan losses for the periods specified:

			R$ million
Allowance for Loans Losses	1Q08	4Q07	1Q07

Allowance for loan losses (beginning balance)	2,994	2,735	2,666
Provision for loan losses	630	726	524
Required provision (regulatory)	591	502	525
Additional provision	39	224	(1)
Loan write-off	(573)	(467)	(518)
Allowance for loan losses (ending balance)	3,051	2,994	2,672

Loan recovery	68	81	30
Net write-off	(505)	(387)	(488)
Net write-off / total risk	0.8%	0.6%	1.0%

In 1Q08, required provision stood at R$591 million, a R$66 million increase compared to 1Q07 – as a consequence of the loan growth during 2007. As a prudent measure and considering the significant loan growth in the last 12 months, Unibanco’s management decided to constitute R$39 million of additional provision in the quarter. Provision for loan losses in 1Q08 was R$630 million – above the R$505 million of total net write-offs.

Investor Relations | 1Q08	12

Assets > Investments Abroad

Unibanco registered a total of US$2,248 million in investments abroad at the end of March 2008, compared to US$2,065 million in March 2007. Such growth is mainly due to the US$171 million capital increase in the last 12 months, which aims at supporting trade finance transactions and securities trading in international markets.

The following tables detail Unibanco’s investments abroad and the impact of the exchange rate variation over such investments:

			US$ million
Changes on Investments Abroad	1Q08	4Q07	1Q07
Investments abroad (beginning balance)	2,239	2,112	1,762
Net income	22	93	69
Capital increase	-	-	216
Dividends paid	-	-	(1)
Market value adjustments	(13)	34	19
Investments abroad (ending balance)	2,248	2,239	2,065

Impact on Investments Abroad	1Q08	4Q07	1Q07
Exchange rate fluctuation on investments abroad	(41)	(124)	(172)
Hedge on investments abroad (currency)	56	156	179
Tax effects of exchange rate fluctuation on investments abroad	(14)	(42)	(58)
Fiscal hedge effect	14	42	58
Net impact after income tax and social contribution	15	32	7

Exchange rate fluctuation	-1.3%	-3.7%	-4.1%

Unibanco has a hedging policy to protect its investments abroad from adverse currency fluctuations and fiscal effects. During 1Q08, the net account effect was R$15 million as a result of the bank’s structural hedging policy (short position in foreign exchange).

Investor Relations | 1Q08	13

Funding and Assets under Management

Total funding and assets under management (AUM) stood at R$170 billion in March 31, 2008, R$62,469 million of which are assets under management.

It is worth mentioning the evolution of demand deposits in December 2007, influenced by the CPMF tax extinguishment, which caused the postponing of financial resources transfers.

The debentures, an alternative funding instrument for time deposits, increased 79.9% in the last 12 months and 25.0% in the quarter, despite the Central Bank new regulation establishing reserve requirements over some investments from leasing companies. The increase in the quarter is explained by funds raised through collateralized debentures, which had been issued in previous quarters.

The balance of time and interbank deposits presented a 15.3% growth in the quarter, partially impacted by the CPMF tax extinguishment and the Central Bank new regulation mentioned above.

					R$ million
Funding	Mar-08	Dec-07	Mar-07	Quarterly	Annual
				Change (%)	Change (%)
Demand deposits	4,143	10,148	4,014	-59.2	3.2
Savings deposits	10,600	10,506	7,510	0.9	41.1
Core Deposits CDs	4,158	4,621	5,478	-10.0	-24.1
Core Deposits	18,901	25,275	17,002	-25.2	11.2
Time and interbank deposits	23,486	20,368	18,036	15.3	30.2
Debentures	19,614	15,685	10,900	25.0	79.9
Total deposits + Debentures	62,001	61,328	45,938	1.1	35.0
Other funding	45,438	43,580	28,978	4.3	56.8
Total funding (A)	107,439	104,908	74,916	2.4	43.4
Assets under management (B)	62,469	54,935	45,606	13.7	37.0
Total funding + Assets under management (A+B)	169,908	159,843	120,522	6.3	41.0

The increase in Unibanco’s total funding was 43.4% in the last 12 months, above the total loan portfolio growth in the same period.

It is worth mentioning that the increase in the line “other funding” was mainly influenced by funding obtained in the open market, borrowings and onlendings, and subordinated debt.

The following table details the funding in local currency:

					R$ million
Funding in Local Currency	Mar-08	Dec-07	Mar-07	Quarterly	Annual
				Change (%)	Change (%)
Demand deposits	3,471	9,382	3,423	-63.0	1.4
Savings deposits	10,054	10,060	7,023	-0.1	43.2
Interbank deposits	1,397	1,093	564	27.8	147.7
Core Deposits CDs	4,158	4,621	5,478	-10.0	-24.1
Time deposits	19,205	17,604	15,887	9.1	20.9
Debentures	19,614	15,685	10,900	25.0	79.9
Funding obtained in the open market (excluding debentures)	12,559	10,567	6,770	18.9	85.5
Resources from securities issued	581	1,604	1,310	-63.8	-55.6
Local onlendings (BNDES funds)	8,989	8,461	6,274	6.2	43.3
Subordinated debt	5,198	4,244	1,039	22.5	400.3
Other funding	3,161	2,723	1,119	16.1	182.5
Total funding in local currency	88,387	86,044	59,787	2.7	47.8

Local currency funding reached R$88,387 million at the end of March 2008, up 47.8% from March 2007. This growth was mostly driven by savings deposits, time deposits, funding obtained in the open market, debentures, and subordinated debt.

Investor Relations | 1Q08	14

The following table details funding in foreign currency:

					R$ million
Funding in Foreign Currency	Mar-08	Dec-07	Mar-07	Quarterly	Annual
				Change (%)	Change (%)
Demand deposits	672	766	591	-12.3	13.7
Savings deposits	546	446	487	22.4	12.1
Interbank deposits	35	56	4	-37.5	775.0
Time deposits	2,849	1,615	1,581	76.4	80.2
Funding obtained in the open market	1,802	2,443	2,582	-26.2	-30.2
Local onlendings (BNDES funds)	205	149	204	37.6	0.5
Foreign onlendings	5	8	62	-37.5	-91.9
Import and export financing lines	4,085	4,014	2,732	1.8	49.5
Eurobonds and commercial papers	779	1,168	816	-33.3	-4.5
Subordinated debt	1,500	1,513	2,167	-0.9	-30.8
Securitization	1,527	1,569	1,489	-2.7	2.6
Foreign currency borrowings	2,871	3,552	1,203	-19.2	138.7
Other funding	2,176	1,565	1,211	39.0	79.7
Total funding in foreign currency	19,052	18,864	15,129	1.0	25.9

Foreign currency funding reached R$19,052 million in March 2008, with a growth of 25.9% from March 2007. Such evolution was mainly driven by the time deposits, import and export financing lines growth and foreign currency borrowings.

In April 2008, Unibanco has closed a US$210 million syndicated facility. The loan has a total tenor of up to five years and the funds will be used to finance the working capital and trade finance needs of our corporate customers.

Unibanco has closed another transaction in April this year, the issuance of US$200 million with seven years of final maturity and two years of grace period, as private placement in the International Market. The resources drawn will be backed by notes issued under the Receivables Securitized by Unibanco and UBB Diversified Payment Rights Finance Company ("Securitization Program").

Foreign Exchange Exposure

The table below displays the balance sheet in local and foreign currency, and the net FX exposure:

			R$ million
Local and Foreign Currency Balances		March 31, 2008 Foreign Currency
	Local Currency		Consolidated
Cash and due from bank / Interbank investments	32,886	3,978	36,864
Marketable securities and derivatives	25,018	6,864	31,881
Interbank accounts	7,634	204	7,838
Net loans	53,509	9,593	63,102
Loans	56,509	9,644	66,153
Allowances for loan losses	(3,000)	(51)	(3,051)
Other assets	12,577	3,948	16,526
Total assets	131,624	24,587	156,211

Deposits	38,285	4,103	42,388
Securities sold under repurchase agreements (open market)	27,670	1,802	29,472
Resources from securities issued	5,465	779	6,244
Interbank accounts	1,253	63	1,317
Borrowings and onlending	9,142	7,166	16,308
Financial derivative instruments	2,626	2,176	4,801
Subordinated Debt	5,198	1,500	6,698
Other liabilities	30,214	4,036	34,250
Minority interest	2,524	-	2,524
Stockholders' equity	12,209	-	12,209
Total liabilities	134,586	21,625	156,211

Derivatives and leasing operations	(5,980)	(10,352)	(16,332)
Transactions to mature (with no exposure risk)		3,570

Net exposure - BIS ratio		(3,820)

Investor Relations | 1Q08	15

Capital Adequacy Ratios

The following table describes the changes in Unibanco’s BIS ratio during the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months
BIS Ratio at the beginning of the period	14.7	13.3
Changes in risk weighted assets	(0.9)	(3.5)
Changes in market risk coverage - interest rates	-	-
Changes in market risk coverage - foreign exchange rate	(0.3)	1.1
Reference equity growth	0.9	3.5
Tier I	0.4	1.6
Tier II	0.5	1.9
BIS Ratio on March 31, 2008	14.4	14.4

Unibanco’s BIS ratio, as of March 2008, reached 14.4% above the minimum 11% level determined by the Central Bank.

The table below details the Tier I/Tier II breakdown in reference equity as of March 31, 2008:

	Reference Equity
	(R$ million)	BIS ratio(%)

Tier I	12,243	10.0
Tier II	5,439	4.4
Total	17,682	14.4

The fixed asset ratio was 36.3% in March 2008, significantly lower than the maximum of 50% allowed by the Central Bank.

R$ million
Fixed asset ratio	March 2008
Adjusted permanent assets (A)	6,413
Adjusted stockholders' equity (B)	17,660
Fixed asset ratio (A/B)	36.3%

Investor Relations | 1Q08	16

Revenue by Type of Business

The graph below shows the breakdown of revenues by type of business:

It is worth mentioning the 500 b.p. growth, in the last 12 months, in participation of the financial result over total revenues, which reached 51%, mainly due to the growth in the financial intermediation volumes, influenced by the increase in total loan portfolio.

Fee Income

The table below displays the breakdown of service fees:

			R$ million
Fees from Services Rendered	1Q08	4Q07	1Q07
Banking fees and commissions	530	548	483
Credit cards (1)	160	159	121
Asset under management	77	83	80
Other fees	97	96	90
Total (excluding Redecard)	864	886	774
Redecard	50	50	62
Total fees from services rendered	914	936	836

(1)	Unicard+Hipercard

Total fees increased 11.6% in 1Q08 from 1Q07, excluding the revenues from Redecard. Unibanco reduced its participation in Redecard (from 31.9% to 23.2%) in its IPO during 3Q07. Fees from Redecard are proportionally consolidated according to Unibanco’s participation in the company.

Total fees reached R$914 million in the quarter, up 9.3% when compared to 1Q07, with highlight for the 32.2% increase in credit cards fees, influenced by the growth in the number of cards issued.

Investor Relations | 1Q08	17

Personnel and Administrative Expenses

Unibanco’s total personnel and administrative expenses posted a 3.4% decrease in 1Q08 from 4Q07. This reduction reflects, mainly, the efficiency gains and the seasonal effects in the period.

In 1Q08, considering companies under Unibanco’s direct management, personnel and administrative expenses increased 7.5% when compared to 1Q07, largely due to the Retail business expansion, with highlight for credit card segment, and the impact of the wage increase arising from the collective bargaining agreement of September 2007.

The table below displays the personnel and administrative expenses for the specified periods:

			R$ million
Personnel and Administrative Expenses	1Q08	4Q07	1Q07

Commercial bank	991	1,022	902
Subsidiaries - Companies under Unibanco´s direct management	406	424	398
Subtotal	1,397	1,446	1,300
Subsidiaries - indirect management	57	59	64
Total	1,454	1,505	1,364

Personnel and Administrative Expenses > Personnel Expenses

Evolution of personnel expenses during the periods specified:

			R$ million
Personnel Expenses	1Q08	4Q07	1Q07

Commercial bank	478	479	422
Subsidiaries - Companies under Unibanco´s direct management	117	114	100
Subtotal	595	593	522
Subsidiaries - indirect management	9	10	11
Total	604	603	533

Considering only the companies under Unibanco’s direct management, personnel expenses were practically flat in 1Q08 vis-à-vis 4Q07, and posted a 14.0% growth when compared to 1Q07, mainly influenced by the increase in the number of employees (from 33,203 in March 2007 to 34,542 in March 2008), the business expansion, and the wage increase.

Personnel and Administrative Expenses > Other Administrative Expenses

The table below details the other administrative expenses for the specified periods:

			R$ million
Other Administrative Expenses	1Q08	4Q07	1Q07

Commercial bank	513	543	480
Subsidiaries - Companies under Unibanco´s direct management	289	310	298
Subtotal	802	853	778
Subsidiaries - indirect management	48	49	53
Total	850	902	831

Investor Relations | 1Q08	18

The other administrative expenses of companies under Unibanco’s management posted a 3.1% increase in 1Q08 from 1Q07, below the inflation rate of 4.73% for the period, despite the client base growth and the increase in volume of transactions due to the expansion of the Retail segment activities. In comparison to 4Q07, these expenses posted a 6.0% decrease in 1Q08, mainly explained by the efficiency gains and the seasonal effect in the period.

The table below details the breakdown of other administrative expenses for the specified periods:

			R$ million
Other Administrative Expenses	1Q08	4Q07	1Q07
Third-party services	321	343	314
Data processing and telecommunications	104	103	107
Depreciation and amortization	89	90	86
Facilities - maintenance and preservation	149	149	143
Advertising and publicity	83	98	85
Financial system services costs	33	25	22
Transportation	22	32	20
Materials	11	10	9
Others	38	52	45
Total	850	902	831

Efficiency

Unibanco counts with the Operational Efficiency unit to improve management practices in all levels of the organization. The model is similar to that used in process-intensive industries, with targets and capture curves used as indicators of activity performance, a system of cross control and an ongoing effort to prevent flaws in process execution. The graph below shows the evolution of both the efficiency and the cost to average assets ratios.

As a consequence of operational efficiency management, the efficiency ratio reached 45.3% in 1Q08 vis-à-vis 48.6% verified in 1Q07, a 330 b.p. improvement. In the same period, the cost to average assets ratio also favorably decreased from 5.0% to 3.8% .

			R$ million
Efficiency	1Q08	4Q07	1Q07

Cost to average assets ratio (1)	3.8%	4.2%	5.0%
Efficiency ratio (2)	45.3%	49.3%	48.6%
Expenses	1,454	1,505	1,364
Revenues	3,210	3,051	2,805

(1) (Personnel + Other Administrative expenses) / (Average Assets).
(2) (Personnel + Other Administrative expenses) / (Profit from Financial Intermediation before Provision for Loan Losses + Fees from Services
Rendered + Insurance, Pension Plans and Annuity Results + Credit Card Marketing Expenses + Other taxes + Other Operating Income/Expenses).

Investor Relations | 1Q08	19

Other Operating Income and Expenses

This group of accounts consists mainly of fiscal, labor and civil provisions, goodwill amortization from acquisitions, commission and commercial partnerships expenses, and dividends received from other investments. This account incurred a net expense of R$343 million in 1Q08, 38.6% lower than in 4Q07. Such reduction is explained mainly due to lower labor provisions and lower goodwill amortization expenses. Compared to 1Q07, this line increased 42.9%, influenced by commission expenses and commercial partnerships, as a result of Retail business expansion.

Investor Relations | 1Q08	20

Brazilian Economy

The macroeconomic figures remained favorable in the first quarter of 2008, despite the high volatility in the financial markets caused by the uncertainties related to the American economy and the banking sector crisis. Economic activity continued its acceleration process during the 1Q08. In February, according to IBGE, the retail sales presented a result in line with the positive trend of the sector, growing 0.62% from December 2007, discounted the seasonal effects.

The loans to GDP ratio reached 34.9% in the end of February. There was a deterioration of the inflation scenario during the quarter, in a similar way verified in the 4Q07. The price increases were spread among diverse inflation groups, but the main contribution came from the food sector, which accelerated again in the period. Given the worse inflation scenario, Central Bank maintained the Selic rate (11.25%) in the quarter, and raised it by 50 b.p. to 11.75% in April, beginning a new cycle of interest rate increase. In 1Q08, cumulative inflation (measured by IPCA) was 1.5%, up from 1.4% in the previous quarter, but in line with the Central Bank target.

The debt to GDP ratio reached 41.2% in the end of March, a drop when compared to 42.8% verified in the 4Q07. The public sector primary surplus amounted to 4.5% of the GDP in the last 12 months, above the 2008 goal of 3.8% .

The international scenario presented very high volatility, which reduced the appetite for emerging market assets. The Embi+BR ended 1Q08 at 279 basis points, 57 basis points up when compared to 4Q07. The trade balance was US$2.8 billion in 1Q08, below the US$9.1 billion in the 4Q07. The strong domestic demand accelerated the imports, which was the main reason for the trade balance deterioration in the period.

Despite the worsening in the sovereign risk, the Real currency appreciated 1.3% against the US-dollar in the quarter. The Central Bank, according to the reserve accumulation policy, continued to do the US-dollar repurchase auctions, increasing the level of the Brazilian international reserves, which ended the 1Q08 at US$195.2 billion, above the US$180.3 billion registered in the 4Q07.

The Brazilian economic perspectives for 2008 remain favorable, maintaining the accelerated GDP growth – once again boosted by the domestic demand – and the maintenance of solid fiscal and external fundamentals. Additionally, Standard & Poor's upgraded to investment grade the Brazilian sovereign long-term debt rating, denominated in foreign currency. As a consequence, it is likely to have a higher flow of foreign investments in Brazilian financial assets which reduces the Brazilian companies’ cost of funding and also elevates their market capitalization. However, it is worth mentioning that the risks which follow this scenario should not be ignored: in the international panorama, the possibility of a slowdown in commerce and capital flows, due to the deceleration of the American economy, can contribute to smaller growth rates in Brazil. On the domestic side, the higher inflation rates caused by demand pressures led to a new cycle of increase in the Selic rate.

Investor Relations | 1Q08	21

Retail

In March 2008, Unibanco’s Retail segment had exceeded 29 million clients throughout the country, a 10.7% growth from March 2007.

The full-service commercial bank serves individuals and small and medium enterprises (SME); Unicard, Hipercard and Redecard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; Unibanco also operates nationwide in the auto (cars and heavy vehicles) financing segment. In the payroll loans segment, Unibanco operates through dealers (including Fininvest), its commercial bank, and partnerships.

Auto loans grew 10.8% in the quarter and 94.6% over the year, reaching R$9,749 million on March 31, 2008. With a distinctive strategy in auto loans, focused in new vehicles, Unibanco is increasing consistently its market share in terms of financed units. In the new cars segment, Unibanco’s market share rose from 6.0% in 1Q07 to 8.5% in 1Q08.

Payroll loans portfolio reached R$4,879 million, reporting a 98.3% growth when compared to March 2007. Own portfolio reached R$1,779 million, a 42.8% increase in the year. Such evolution is explained by the intensive offering of this product to clients from the commercial bank and portfolio origination efforts through dealers (including Fininvest), besides the partnerships established.

Given expectation of growth over the next years in the mortgage market, Unibanco has increased its focus on the sector. The business structure was strengthened, and the documentation processing and credit approval became more agile. Aiming at increasing its business origination, Unibanco intensified its relationship with the main homebuilders, real estate developers and brokers in the country. The mortgage loan portfolio totaled R$1,931 million on March 31, 2008, a 25.0% annual growth.

As a result, total retail loan portfolio surpassed R$40 billion, of which R$27,108 million are represented by individuals, with 48.0% evolution in the year.

Unibanco closed out the year with a network of 952 branches and 283 corporate-site branches.

In the next 2 years, Unibanco intends to expand its network by approximately 400 points of sale, including branches, corporate-site branches, and retail partners stores. The expansion objective is to increase scale and reach of distribution of retail financial products offered by Unibanco. The first new branches will be in operation in the second half of 2008.

Retail > SME

The SME segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, accounts receivable financing, working capital loans, auto financing, home financing, BNDES-funded loans, leasing, and payroll services, in addition to cash management services.

The SME loan portfolio totaled R$13,603 million in March 31, 2008. Excluding auto loans and mortgage loans, the total portfolio was R$9,729 million, 7.5% evolution in the quarter and 49.6% over the year. The continuous increase in products and services tailored to retailers led not only to affiliations with new retailers, but also to the attraction of new checking-account holders. The acquisition of new payroll accounts continues to drive growth in the bank’s client-base.

Retail > Consumer Credit Companies

Consumer Credit Companies operate in the consumer finance and credit cards segments through Unicard, Hipercard, Redecard (Unibanco’s participation of 23.2%), Fininvest, PontoCred (a partnership with Globex, parent company of the PontoFrio department store) and LuizaCred (a partnership with the Magazine Luiza department store chain), as well as Unibanco’s partnerships with Ipiranga Group and Banco Cruzeiro do Sul. These companies operate in the personal credit, consumer credit, credit cards, and payroll-linked credit.

Investor Relations | 1Q08	22

Retail > Consumer Credit Companies > Credit Card Companies

Unibanco’s credit card business is composed of Unicard, Hipecard and Redecard. Together, these companies posted a R$210 million net income in the quarter, 11.1% growth when compared to 1Q07. It is important to mention the impact of the reduction of Unibanco’s participation in Redecard (from 31.9% to 23.2%) due to its IPO in 3Q07. The results from Redecard are proportionally consolidated in Unibanco’s financial statements according to its participation in the company.

The credit portfolio posted a 39.2% growth over the past 12 months, amounting to R$6,887 million in March 2008. The 0.2% variation in the quarter is explained by seasonal factors.

			R$ million
Financial Information	1Q08	4Q07	1Q07
Credit portfolio (1)	6,887	6,875	4,947
Provision for loan losses	164	144	111
Credit portfolio coverage	7.9%	7.4%	9.1%
Fees	210	209	183
Business results	210	207	189

(1)	Individuals.

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a flagship credit card.

The combined billings of Unicard and Hipercard - measured by the total of cardholders’ charges and cash withdrawals – reached R$7,292 million in 1Q08, which represents a growth of 33.2% from the same period of last year.

The table below shows the number of credit cards by type:

			In million
Number of cards	Mar-08	Dec-07	Mar-07
Credit cards (A+B)	26.8	26.3	22.1
Visa + Mastercard (A)	17.5	17.5	15.1
Hipercard (B)	9.3	8.8	7.0
Private Label cards	8.6	8.9	8.3
Total cards	35.4	35.2	30.4

Retail > Consumer Credit Companies > Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s Consumer Finance Companies. The credit portfolio totaled R$3,351 million in March 2008, a 19.8% increase in the year and a 1.6% reduction in the quarter, due to seasonal effects. In the last 12 months, the growth is due to the expansion in consumption through private-label cards and Fininvest’s portfolio origination in the payroll loan segment. Business results reached R$39 million in the quarter.

The table demonstrates the consumer finance companies evolution:

			R$ million
Financial Information	1Q08	4Q07	1Q07
Credit portfolio	3,351	3,405	2,798
Provision for loan losses	167	152	143
Credit portfolio coverage	15.5%	15.9%	17.7%
Fees	97	96	90
Business results	39	56	39

Fininvest had 596 fully-owned stores, mini-stores and kiosks, and more than 13 thousand points-of-sale as of March 2008. At the same date, LuizaCred had 393 points-of-sale while PontoCred had 435.

Investor Relations | 1Q08	23

Wholesale and Investment Banking

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships.

Distinctive products and services such as derivatives and capital markets operations, besides strong funding growth, were the highlights in the quarter.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$1,268 million in 1Q08, with a 12.4% market share, maintaining its 3rd place in the BNDES overall ranking. During 1Q08, Unibanco also disbursed R$331 million in BNDES-exim–funded loans.

The Wholesale loan portfolio reached R$25,442 million in March 2008, up 12.6% in the quarter. This expansion is a result of the increasing demand from companies in this sector for funds in the Brazilian market, mainly due to the lower liquidity in the international market.

During 1Q08, Unibanco was the lead coordinator of the secondary offering of Redecard S.A. in the amount of R$1,217 million.

Recently, Unibanco announced the new Investment Banking structure, which will report to the Presidency and will handle origination, structuring, distribution, and research. The new structure will enlist two new executives: Eleazar de Carvalho Filho, who will be the head of the Investment Bank and will be a member of the Executive Committee, and Eduardo Gentil, both with extensive experience in the Brazilian and international financial sectors.

Investor Relations | 1Q08	24

Insurance and Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$93 million in 1Q08. Operating income reached R$49 million in the quarter, a 44.1% growth when compared to 4Q07. When compared to the same period of last year, such evolution was 40.0%, mainly due to the 21.6% increase in premiums earned. Combined revenues from the Insurance and Private Pension Plan businesses were R$1,405 million in 1Q08.

Consolidated technical reserves reached R$10,550 million at the end of the quarter, up 20.8% from March 2007, as illustrated by the graph below:

The reduction in the Selic interest rate during past years impacted Unibanco AIG’s strategies, which focused on operating income growth, reaching a ratio of operating income over net income above the insurance market average.

The loss ratio was 43.6%, a 372 b.p. improvement in 1Q08 when compared to 1Q07. The combined ratio reached 93.5% in 1Q08, a 191 b.p. improvement from 4Q07, and significantly better than the industry average.

			R$ million
Insurance	1Q08	4Q07	1Q07
Net premiums written	1,028	1,032	1,142
Premiums retained	835	913	948
Premiums earned	760	740	625
Industrial result	131	123	106
Personnel and administrative expenses	(70)	(76)	(63)
Operating income	49	34	35
Financial / equity result	63	73	53
Income before taxes	112	104	89
Net income	93	79	69

Loss ratio (1)	43.6%	42.9%	47.3%
Combined ratio (2)	93.5%	95.4%	94.4%
Extended combined ratio (3)	88.4%	91.9%	90.1%

(1)	Claims/Premiums.
(2)	(Operating expenses + administrative expenses + selling expenses , claims and taxes) / premiums earned.
(3)	(Operating expenses + administrative expenses + selling expenses , claims and taxes) / (premiums earned + financial income).

Investor Relations | 1Q08	25

Unibanco Insurance and Pension Plans companies placed 4th in the ranking of insurance and private pension plans published by Susep (Private Insurance Regulatory Body) and ANS (National Supplemental Health Regulatory Agency), and hold a 7.1% market share (as of February 2008).

Unibanco AIG Seguros is the leader in the following segments: D&O (Directors and Officers), engineering risks, facultative risks, aeronautics risks, and extended warranty products. At the aeronautics risks segment, Unibanco has an important position, with 45.7% market share.

With a strategy of intensifying its participation in the consumer segment, Unibanco AIG extended its product offering to the branch network and retailer network, focusing on more profitable products, improving its operational result. To support this strategy and diversify its distribution channels, Unibanco AIG established partnerships with large retailer networks.

Net income from the private pension business in 1Q08 was R$24 million. In the quarter, revenues were R$377 million and technical reserves reached R$7,892 million, up 19.6% from 1Q07.

According to statistical data compiled by Susep, Unibanco AIG Vida e Previdência ranked 5th in private pension plan revenues, up to February 2008. The company ranked 2nd in sales of corporate pension plans, with R$96.5 million in sales and a 13.5% market share, according to Fenaprevi, up to February 2008.

Unibanco AIG serves more than 1,450 corporate clients and more than 875 thousand individual clients.

Investor Relations | 1Q08	26

Wealth Management

Wealth Management > Unibanco Asset Management

Unibanco Asset Management (UAM) ended March 2008 with R$62,469 million in assets under management, up 13.7% in the quarter and 37.0% in the last 12 months. Its market share as of March 31, 2008 stood at 5.3%, compared to 4.7% in December 31, 2007 (source: Anbid).

It is worth mentioning the evolution in the Corporate segment, mainly due to the Petrobras FIDC increase in assets under management of R$8.5 billion during 1Q08, closing the quarter with a balance of R$11 billion, and being the largest FIDC in Brazil. According to Anbid, UAM increased its market share in the Corporate segment to 11.1% in March 2008, from 4.1% in December 2007.

UAM focus its efforts on increasing the offering of high value-added products such as credit risk, multi-markets, off-shore and equity funds.

Since July 2001, Standard & Poor’s has rated UAM as AMP-1 (Very Strong). This rating corresponds to third-party asset management practices, and is the highest possible rate in the scale that goes from AMP-1 to AMP-5.

The funds UAM manages have received several awards from the magazines Guia Exame, Valor Invest (Fixed Income and Equity Top Management), GazetaInveste and Investidor Institucional. The most recent award is as The Best Fixed Income Fund, granted to Unibanco Private Social FI Fund – Fixed Income, by GazetaInveste magazine, in March 2008.

The chart below traces the evolution in the funds’ asset mix by segment:

Wealth Management > Unibanco Private Bank

Unibanco Private Bank is expanding its commercial team and intensifying its efforts Brazil wide. During 1Q08, the funding raised was 100% higher than during the same period in the previous year. The strategy focused on clients counseling and larger offering of high value-added products has contributed to the 35% growth of assets under management in March 2008 from March 2007.

During 1Q08, Unibanco Private Bank maintained the strategy of an efficient cost management and investments in technology and infrastructure.

Aiming at continue extending the offering of distinctive products and solutions to clients, Unibanco Private Bank launched its new office in Luxembourg with improvements in infrastructure and in customer assistance.

Investor Relations | 1Q08	27

Unibanco Holdings

Unibanco Holdings S.A. net income reached R$396.2 million in 1Q08. Stockholders’ equity stood at R$7,197 million, and annualized ROAE was 24.3% for the 1Q08, affected by tax provisioning (PIS and Cofins) on revenues from interest on capital stock (JCP). The company is disputing these taxes and has already obtained favorable decision in the lower courts. The provision established for this contingency amounted to R$228 million as of March 31, 2008.

The investments of Unibanco Holdings consist exclusively of its participation in Unibanco’s capital. The entirety of Unibanco Holdings equity is invested in Unibanco - União de Bancos Brasileiros S.A. - and therefore its performance and operating results directly reflect those of Unibanco.

Corporate Governance

Corporate Governance > Stocks

Unibanco’s GDSs (UBB) gained 33% over the past 12 months. In the Brazilian market the Units (UBBR11) gained 17%. The graph below traces the stocks’ performance in both domestic and international markets over the periods specified:

This year, Unibanco celebrates 40 years of listing in Bovespa.

Unibanco was the first Brazilian bank to be listed on the New York Stock Exchange and maintained the leadership in financial trading volume among Brazilian Banks. It is worth mentioning that Unibanco’s GDS (UBB) is the only ADR level III among Brazilian banks.

In 1Q08, the GDSs’ average daily trading volume reached R$362.5 million. In Bovespa, the Units’ average daily trading volume was R$105.2 million.

Investor Relations | 1Q08	28

Corporate Governance > Stock Exchange Indices

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. Moreover, the Unit continues to increase its participation on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its weighting increased more than 180%.

The table below features the Units’ weighting in each of these stock indices, according to the latest four-month revision:

Index	Weight (%)
May to Aug-08
Ibovespa	2.782
IBrX-50	3.067
IBrX-100	2.756
IGC Corporate Governance Index	2.900

Corporate Governance > Stock Repurchase Program

On February 2008, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition of up to 20,000,000 Units (UBBR11), with the purpose of keeping these shares in Unibanco’s treasury, for further sale or cancellation, without share capital reduction of Unibanco or Unibanco Holdings.

The authorization was valid for 12 months from February 15, 2008, and the acquisition of the shares was made through the broker Unibanco InvestShop Corretora de Valores Mobiliários S.A.

During the new program, 1,859,700 Units were already repurchased at an average acquistion price of R$21.63.

The table below shows the amount of repurchased shares, as well as the average acquisition price per Unit during 2008:

		Average
Stock Repurchase Program	Amount in Units	Price
		R$/Unit
Repurchase in 1Q08	2,597,300	22.65
Repurchase in April 2008	1,359,700	21.38
Total repurchased in 2008	3,957,000	22.21

Corporate Governance > Market Capitalization

Unibanco market capitalization is R$35.1 billion, estimated on the Unit (UBBR11) closing quotation of R$25.12, as of May 07, 2008.

Corporate Governance > Interest on Capital Stock and Dividends

Unibanco and Unibanco Holdings paid quarterly Interest on Capital on April 30, 2008, according to the amounts specified in the table below:

						R$ per share
	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT *	GDS **
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross Value	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.7646920
Net Value	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.6499880

(*)	Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**)	Each GDS listed on t he New Y ork Stock Exchange (NY SE: UB B ) is equivalent to 10 Units.

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of its results realized in cash.

Investor Relations | 1Q08	29

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Corporate Governance > Ratings

Recently, Standard & Poor's upgraded the long-term foreign-currency rating of Unibanco to investment grade.

Corporate Governance > IIA Certification

Recently, Unibanco’s Internal Auditing obtained the Quality Assessment Certification from the Institute of Internal Auditors (IIA), entity represented in Brazil by the Brazilian Institute of Internal Auditors (AUDIBRA). This certification assessed Unibanco’s Internal Auditing according to the IIA’s International Standards for the Professional Practice of Internal Auditing. The Quality Assessment Certification considers the purpose, authority and responsibility, quality assurance and continuous improvement program, internal auditing activities management, internal auditing services nature, and planning, implementation and communication of the internal auditing results. Unibanco was the first Brazilian company to have its Internal Auditing certified with the IIA Quality Assessment.

Corporate Governance > Guidance

The information presented in this section is based exclusively in Unibanco’s management expectations about the future of the business. These estimates can be different than reality as a result of change in market conditions, regulatory environment, competition, sector performance and the Brazilian economy, among other factors, and, therefore, are subjected to changes.

The following table presents the growth expectations for some Financial Statement items, which impact Unibanco’s results. Any change in this guidance will be reported to the market.

Guidance 2008	∆ %
2008/2007
Loan portfolio	20 - 25%
Wholesale	10 - 15%
Retail	25 - 30%
Fee income	8 - 13%
Personnel and Administrative Expenses	7 - 12%

Macroeconomic Estimates

The table below demonstrates the Unibanco’s Economic Research projections for the main macroeconomic indicators.

Macroeconomic Outlook	2008
GDP growth	4.8%
Exchange rate R$/US$ (year end)	1.75
SELIC Interest rate (year end)	13.25%
IPC A (consumer price index)	4.9%

Investor Relations | 1Q08	30

Sustainability

Sustainability > IFC Credit Line

In April 2008, Unibanco and IFC (International Finance Corporation – the financial member of World Bank Group), signed an agreement to establish a line of credit to help develop Unibanco’s clients’ sustainability-oriented business activities, such as financing of cleaner production, renewable energy, and sustainable construction. This US$75 million-equivalent credit line is the fourth IFC project with Unibanco and the first that focuses on sustainability. The project is the first sustainability-related transaction with a domestic-owned bank in Brazil.

Brazilian companies are becoming increasingly aware of the need to grow in an environmental and socially sustainable manner. The deal that was signed with IFC will enable Unibanco to meet its clients’ growing demands for funding of sustainability-related expenditures.

Unibanco has been developing concrete actions related to sustainability. In 2007 Unibanco has established its Sustainability department and its Sustainability Committee, that reports directly to the Board of Directors. The new partnership with IFC, which fosters the development of sustainability related projects, reaffirms Unibanco’s commitment to promote healthy development practices, considering social, environmental and sustainability aspects in its core business operations.

Sustainability > Quality in Assistance

Sustainability > Quality in Assistance > Clients Committee

Unibanco always invests in improving the quality of the clients’ assistance by paying attention to their needs, complaints and suggestions.

In May 2008, a new mandate of the Clients Committee will start. Unibanco’s Clients Committee has been a pioneering initiative since its creation in 2005, and consists of a meeting, every three months, between clients and Unibanco’s executives, and in some of the meetings Unibanco’s CEO is also present to discuss issues that impact the service quality.

The meetings happen in São Paulo and in Rio de Janeiro, and the members are chosen by draw, considering the clients that contributed the most with suggestions in the distribution network.

In 2007, Unibanco’s Clients Committee was awarded by ABRAREC (Brazilian Client-Company Relations Association) in the category Winning Relationship Strategies.

Investor Relations | 1Q08	31

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

					R$ million
	Mar-08	Dec-07	Mar-07	Quarterly	Annual
				Change (%)	Change (%)
ASSETS
Cash and due from bank	3,464	4,431	1,788	-21.8	93.7
Interbank investments	33,400	37,672	16,990	-11.3	96.6
Marketable securities and financial derivatives instruments	31,881	25,974	26,648	22.7	19.6
Interbank accounts	7,838	6,853	5,973	14.4	31.2
Loan portfolio, leasing and other loans	66,153	61,435	47,001	7.7	40.7
Allowance for loan losses	(3,051)	(2,994)	(2,672)	1.9	14.2
Net loans	63,102	58,441	44,329	8.0	42.3
Foreign exchange portfolio, except for ACC (1)	3,589	2,863	7,494	25.4	-52.1
Negotiation and intermediation of securities	337	822	625	-59.0	-46.1
Permanent assets	2,601	2,324	2,521	11.9	3.2
Other assets	9,999	10,217	8,805	-2.1	13.6

Total assets	156,211	149,597	115,173	4.4	35.6

LIABILITIES
Deposits	42,388	45,643	35,039	-7.1	21.0
Securities sold under repurchase agreements (open market)	29,472	27,080	19,523	8.8	51.0
Resources from securities issued	6,244	4,601	3,087	35.7	102.3
Interbank accounts	1,317	136	717	868.4	83.7
Borrowings and onlendings in Brazil - Governmental agencies	16,308	16,337	10,641	-0.2	53.3
Financial derivatives instruments	4,801	3,921	1,933	22.4	148.4
Technical provisions for insurance, annuities and
retirement plans	11,309	11,055	9,317	2.3	21.4
Foreign exchange portfolio (1)	3,756	3,016	7,660	24.5	-51.0
Negotiation and intermediation of securities	2,723	1,878	1,072	45.0	154.0
Other liabilities	23,160	22,159	14,949	4.5	54.9

Total liabilities	141,478	135,826	103,938	4.2	36.1

Minority interest	2,524	1,934	949	30.5	166.0
Stockholders' equity	12,209	11,837	10,286	3.1	18.7

Stockholders' equity managed by parent company	14,733	13,771	11,235	7.0	31.1

Total liabilities + stockholders' equity	156,211	149,597	115,173	4.4	35.6

(1) Refers to foreign exchange settlement positions, which are required to be recorded by their total value on both the asset and the liability sides, under Central Bank of Brazil guidelines.

Investor Relations | 1Q08	32

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
INCOME STATEMENT

			R$ million
	1Q08	4Q07	1Q07
Revenue from financial intermediation	4,986	4,711	4,073
Lending and leasing operations	3,200	2,945	2,563
Result from marketable securities	1,377	1,509	992
Insurance, pension plans and annuity result	222	309	282
Foreign exchange transactions and compulsory deposits	187	(52)	236

Expenses on financial intermediation	(2,776)	(2,418)	(2,190)
Funding expenses	(1,737)	(1,464)	(1,208)

Interest and restatement expenses on technical provisions for insurance,	(163)	(244)	(198)
pension plans and annuity
Borrowings and onlendings	(246)	(184)	(260)
Provision for loan losses	(630)	(526)	(524)

Profit from financial intermediation	2,210	2,293	1,883

Other operating income (expenses)	(1,077)	(1,202)	(949)
Fees from services rendered	914	936	836
Insurance, pension plans and annuity result	182	226	153
Credit card selling expenses	(82)	(77)	(67)
Salaries, benefits, training and social security	(604)	(603)	(533)
Other administrative expenses	(850)	(902)	(831)
Other taxes	(301)	(294)	(284)
Equity in the results of associated companies	7	71	17
Other operating income / Other operating expenses	(343)	(559)	(240)

Operating income	1,133	1,091	934
Non-operating income (expenses)	27	3	-
Income before taxes and profit sharing	1,160	1,094	934
Profit sharing	(144)	(191)	(107)
Income before taxes and minority interest	1,016	903	827

Income tax and social contribution	(198)	(130)	(207)

Net income before minority interest	818	773	620
Minority interest	(77)	(58)	(39)

Recurring net income	741	715	581
Result from non recurring events	-	112	-

Net income	741	827	581

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

Unibanco’s full financial statements will be available on our website at www.ir.unibanco.com, under Financial Information – Financial Statements, as soon as they are filed with the CVM – Brazilian Securities Exchange Commission.
This press release contains forward looking statements regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, but are not limited to, our ability to realize the amount of the projected synergies and on the timetable projected, as well as economic, competitive, governmental and technological factors affecting Unibanco’s operations, markets, products and prices, and other factors detailed in Unibanco’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Unibanco undertakes no duty to update any of the projections contained herein. 1Q08 Conference Call will be held on May 9, at 9:00 a.m. (Eastern Time) in Portuguese, and at 11:00 a.m. (Eastern Time) in English. See the webcast presentation through our Investor Relations website www.ir.unibanco.com – Conference Call - Webcasting. For further information, please contact us by sending an e-mail to investor.relations@unibanco.com, or by phone 55 11 3905-1980.

Investor Relations | 1Q08	33

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 08, 2008

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.